UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AGREE REALTY CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

008492100

(CUSIP Number)

Lori Foust	Roberta S. Matlin
Treasurer	President
Inland American Real Estate Trust, Inc.	Inland Investment Advisors, Inc.
2901 Butterfield Road	2901 Butterfield Road
Oak Brook, Illinois 60523	Oak Brook, Illinois 60523
630 218-8000	630 218-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008492100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland American Real Estate Trust, Inc. (I.R.S. Employer Identification No. 34-2019608)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 492,480

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 492,480

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 492,480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%*

14.	Type of Reporting Person (See Instructions) CO

* The percentage is calculated based on a total of 7,750,496 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007.

CUSIP No. 008492100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 492,480

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 492,480

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 492,480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.35%*

14.	Type of Reporting Person (See Instructions) CO

* The percentage is calculated based on a total of 7,750,496 shares of common stock, par value $0.0001 per share, outstanding as of May 9, 2007, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2007.

This Amendment No. 1 to the Schedule 13D (the “Amendment”) amends, restates and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc. and Inland Investment Advisors, Inc. with the Securities and Exchange Commission on June 22, 2006 (the “Initial Statement” and, together with the Amendment, the “Schedule 13D”), in connection with the purchase of an additional 103,880 Shares.  Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Initial Statement is hereby amended and supplemented by the addition of the following information:

Pursuant to the Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 103,880 Shares for an aggregate price of $3,300,969.14 in approximately 27 open-market transactions from June 21, 2006 through August 6, 2007.  In the aggregate, Adviser has purchased on behalf of Inland American a total of 492,480 Shares for a total of approximately $14,755,330.32 in approximately 64 open-market transactions from November 28, 2005 through August 6, 2007.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Initial Statement is hereby amended and restated in its entirety with the following information:
(a)

See response corresponding to row 11 of the cover page listing Inland American as the Reporting Person for the aggregate number of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing Inland American as the Reporting Person for the percentage of Shares beneficially owned by Inland American, which is incorporated herein by reference.  See response corresponding to row 11 of the cover page listing the Adviser as the Reporting Person for the aggregate number of Shares beneficially owned by the Adviser, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page listing the Adviser as the Reporting Person for the percentage of Shares beneficially owned by the Adviser, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the shares it holds for the account of Inland American by means of a committee composed of three of its directors.  Because no one officer or director of the Adviser has the ability to direct the disposition of the Shares, none of the officers and directors of the Adviser beneficially owns such shares.  None of the executive officers or directors listed on Appendix A or Appendix B beneficially owns any Shares of the Company.

(b)

See responses corresponding to rows seven through ten of the cover page listing Inland American as the Reporting Person for the number of Shares as to which Inland American has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  See responses corresponding to rows seven through ten of the cover page listing the Adviser as the Reporting Person for the number of Shares as to which the Adviser has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with Inland American pursuant to the terms of the Advisory Agreement.  None of the executive officers or directors listed on Appendix A or Appendix B beneficially owns any Shares of the Company.

(c)	During the past 60 days, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

Type of Transaction	Date	No. of Shares	Price per Share	Total Purchase Price
Buy	June 7, 2007	10,000	$33.22500	$332,554.50
Buy	June 14, 2007	10,000	$32.87380	$329,042.50
Buy	June 25, 2007	2,000	$32.19800	$64,460.50
Buy	July 25, 2007	5,000	$28.99160	$145,112.50
Buy	August 3, 2007	3,000	$29.31430	$88,037.40
Buy	August 6, 2007	1,900	$28.78210	$54,747.49

To the knowledge of Inland American, none of the executive officers and directors of Inland American has effected any transactions in Shares of the Company in the last 60 days or otherwise.  To the knowledge of the Adviser, none of the executive officers and directors of Adviser has effected any transactions in Shares of the Company in the last 60 days or otherwise.

(d)	None.
(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Initial Statement is hereby amended and restated in its entirety with the following information:

The Adviser purchased the Shares for the account of Inland American pursuant to the terms of the Advisory Agreement.  The Advisory Agreement provides that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the account Inland American maintains with Adviser, subject to certain investment guidelines that Inland American may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreement also provides that the Adviser has the power as Inland American’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the account of Inland American.  Either party may terminate the Advisory Agreement upon thirty days’ written notice.  The Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Initial Statement is hereby amended and supplemented by the addition of the following exhibit:
The Joint Filing Agreement is attached to this Schedule 13D as Exhibit 7.2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2007	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
Brenda G. Gujral President

Dated: August 7, 2007	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
Roberta S. Matlin President